Intershop Communications Reports Second Quarter 2002 Financial Results

--- Intershop On Track to Profitability in Challenging Market Environment ---

Jena, Germany -July 31, 2002 - Intershop Communications AG (Neuer Markt: ISH, Nasdaq: ISHP), a leading provider of e-commerce software for enterprises, today announced financial results for the second quarter of 2002, ended June 30, 2002.

In a challenging market environment, Intershop remains on track towards profitability, successfully meeting revenue expectations, reducing total operational costs (cost of revenue and operating expenses) by 30% quarter on quarter, and improving bottom line results by 57% sequentially.

In line with previous management guidance, second quarter 2002 revenue totaled Euro 12.1 million, compared with Euro 12.2 million in the first quarter of 2002. High-margin license revenue grew from Euro 6.2 million in the first quarter of 2002 to Euro 6.3 million in the second quarter of 2002, representing 52% of total second quarter 2002 revenue.

As in the previous quarter and in line with previous management guidance, Intershop reduced total operational costs by 30% sequentially, from Euro 25.6 million in the first quarter of 2002 to Euro 18.0 million in the second quarter of 2002.

Intershop reduced its second quarter 2002 net loss by 57% sequentially, from a net loss of Euro 13.3 million or a net loss of Euro 0.15 per share in the first quarter of 2002 to a net loss of Euro 5.8 million or a net loss of Euro 0.06 per share in the second quarter of 2002.

Second Quarter 2002 Summary

Robust Business

  In line with management guidance given on April 30, 2002, total revenue at Euro 12.1 million, compared to Euro 12.2 million in the first quarter of 2002 and Euro 22.0 million in the second quarter of 2001.

  In a challenging market environment, growth in high-margin license revenue to Euro 6.3 million, representing 52% of total revenue, compared to first quarter 2002 license revenue of Euro 6.2 million and second quarter 2001 license revenue of Euro 7.8 million.

  20 new Enfinity product family platforms and solutions sold, bringing total number sold to date to 362 worldwide.

  Strong customer demand for Enfinity Procurement solutions, representing 69% of total solutions sales.

  Well-balanced mix of license revenue through up-selling into existing customer base and winning new customers.

  21 customer Intershop-powered websites went live in the second quarter, including World Soccer Association's FIFA World Cup Online Store.

  Noteworthy second quarter 2002 customers included the New South Wales Department of Public Works and Services in Australia through our partner Logica, MAN, Hewlett-Packard, Linde Group, Otto Group, Quelle, and Ocado.

Cost Reduction on Track
  For the second consecutive quarter and in line with management guidance, total operational costs reduced by 30% quarter on quarter, to Euro 18.0 million in the second quarter of 2002.

  Total liquidity including cash, cash equivalents, marketable securities, and restricted cash at Euro 26.0 million at the end of the second quarter 2002, compared with total liquidity of Euro 35.8 million at the end of the first quarter 2002. Second quarter 2002 cash usage affected by more than Euro 2 million in cash payments relating to restructuring activities in the second quarter of 2002 and previous quarters.

  Workforce reduced by 93 employees or 15% during the second quarter, to a total of 531 employees as of June 30, 2002.

Bottom Line Result Improving
  Net loss further reduced by 57% quarter on quarter, from a net loss of Euro 13.3 million in the first quarter 2002 to a net loss of Euro 5.8 million in the second quarter 2002. Compared to the second quarter 2001 net loss of Euro 28.3 million, Intershop's second quarter 2002 net loss improved by 80%.
Management Review

CEO Stephan Schambach commented, "During the second quarter of 2002 Intershop remained focused on driving Enfinity license sales and providing its customers the most comprehensive e-commerce solutions available. In a tough market environment, our second quarter results confirm that our investment of resources and time in developing new solutions and the difficult decisions we have made in restructuring the business are starting to bear fruit. While revenue was roughly in line with our first quarter performance, we were able to reduce total operational costs by 30% and further improve our bottom line by 57% as a result. In terms of revenue, our Enfinity Procurement solution, which we launched only at the end of last year, met with strong customer demand, generating 69% of total Enfinity solutions sales."

Capital Structure

In conjunction with the release of the second quarter 2002 financial results, Intershop announced the engagement of the investment bank ING Barings as its financial advisor. CFO Dr. Juergen Schoettler stated, "In the past few quarters, we have streamlined Intershop to become a smaller and nimbler company, while at the same time focusing on our strategic core assets, including our leading e-commerce technology as well as our portfolio of blue-chip customers and partners. As Intershop continues forward on the path to profitability and cash breakeven, we have engaged ING Barings as our financial advisor with the goal to strengthen the company's capital structure and to increase its financial flexibility for the future."

Business Outlook

Despite seasonally weak software spending patterns in the European software industry, total revenue in the third quarter of 2002 is expected to be flat over the second quarter of 2002. Intershop expects to marginally lower its third quarter 2002 total operational costs and to significantly reduce its quarterly cash consumption compared to the second quarter of 2002. With an improved sales pipeline for the rest of the year, Intershop expects revenue will increase in the fourth quarter of 2002 to break even with quarterly EBITDA costs.

The appointment of Werner Fuhrmann as the company's new Executive Board Member, Sales (Vertriebsvorstand) and President Europe, Middle East and Africa, is expected to significantly strengthen Intershop's sales efforts.

Investor Conference Call Information

The company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach and CFO Dr. Juergen Schoettler to discuss the second quarter 2002 results in more detail. The conference call is scheduled for Wednesday, July 31, 2002, at 10:00 a. m. Central European Time / 4:00 a. m. Eastern Standard Time / 1:00 a. m. Pacific Standard Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

About Intershop

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations:	Press:
Klaus F. Gruendel	Heiner Schaumann
T: +49-40-23709-128	T: +49-3641-50-1000
F: +49-40-23709-111	F: +49-3641-50-1002
k.gruendel@intershop.com	h.schaumann@intershop.com

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Intershop Communications AG
Condensed Consolidated Balance Sheet (U. S.-GAAP)
(in thousands Euro)
	June 30,	Dec. 31,
	2002	2001
	(unaudited)
ASSETS	EUR	EUR
Current assets:
Cash and cash equivalents	9.420	9.107
Marketable securities	8.730	19.358
Restricted cash	7.873	7.873
Trade receivables, net of allowances for doubtful accounts of
(EUR12,287) and (EUR13,940), respectively	13.360	11.679
Prepaid expenses and other current assets	6.729	9.976
Total current assets	46.112	57.993
Property and equipment, net	7.257	13.522
Investments	-	-
Goodwill and acquired intangible assets, net	4.473	4.473
Other assets	3.833	3.628
Total assets	61.675	79.616
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	104	99
Accounts payable	1.883	3.540
Accrued restructuring costs	8.689	10.653
Other Accrued liabilities	11.816	15.602
Deferred revenue	4.187	5.569
Total current liabilities	26.679	35.463
Long Term liabilities	159	177
Deferred revenue	39	103
Total liabilities	26.877	35.743
Shareholders' equity
Common stock, stated value EUR1-authorized: 154,187,975 shares; outstanding: 96,525,322 shares at June 30, 2002 and 88,191,322 shares at December 31, 2001 respectively	96.525	88.191
Paid-in capital	15.087	13.420
Accumulated deficit	(79.669)	(60.632)
Accumulated other comprehensive income	2.855	2.894
Total shareholders' equity	34.798	43.873
Total liabilities and shareholders' equity	61.675	79.616

Intershop Communications AG
Condensed Consolidated Statement of Operations (U. S.-GAAP)
(In thousands Euro, except per share amounts, unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
	EUR	EUR	EUR	EUR
Revenues:
Licenses	6.266	7.844	12.452	13.557
Services, maintenance and other revenue	5.805	14.141	11.778	28.705
Total revenues	12.071	21.985	24.230	42.262
Cost of revenues:
Licenses	472	1.314	709	1.764
Services, maintenance and other revenue	4.544	10.251	9.908	24.394
Total costs of revenues	5.016	11.565	10.617	26.158
Gross Profit	7.055	10.420	13.613	16.104
Operating expenses:
Research and development	1.817	4.223	4.278	8.775
Sales and marketing	6.770	17.811	15.887	38.244
General and administrative	3.853	12.031	8.486	24.128
Goodwill and acquired intangible asset amortization	-	2.398	-	4.737
Restructuring costs	581	1.114	4.374	2.995
Total operating expenses	13.021	37.577	33.025	78.879
Operating income (loss)	(5.966)	(27.157)	(19.412)	(62.775)
Other income (expense):
Interest income	63	719	232	2.125
Interest expense	(1)	(3)	(2)	(12)
Write down of investments	-	(2.482)	-	(2.482)
Other income (expense), net	152	596	145	264
Total other income (expense)	214	(1.170)	375	(105)
Net income (loss)	(5.752)	(28.327)	(19.037)	(62.880)
Basic earnings (loss) per share	(0,06)	(0,32)	(0,21)	(0,71)
Shares used in computing:
For basic earnings (loss) per share	93.562	88.125	90.877	88.082

Intershop Communications AG
	Condensed Consolidated Statement of Cash Flows (U. S.-GAAP)
(in thousands Euro; unaudited)
	Six Months Ended
	June 30,
	2002	2001
	EUR	EUR
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(19.037)	(62.880)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	5.722	4.343
Amortization of goodwill	-	4.678
Depreciation of investments	-	2.482
Provision for doubtful accounts	(125)	8.984
Loss/(Gain) on disposal of marketable securities	162	(692)
Loss on disposal of equipment	56	-
Change in:
Accounts receivable	(1.823)	1.574
Prepaid expenses and other current assets	3.208	432
Other assets	(345)	(2.040)
Accounts payable	(1.618)	(6.423)
Deferred revenue	(1.358)	(405)
Accrued restructuring liability	1.963	-
Accrued expenses and other liabilities	(7.245)	(3.231)
Net cash used in operating activities	(20.440)	(53.178)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	(7.768)
Sale proceeds on disposal of equipment	412	-
Purchases of equipment, net of capital leases	-	(5.183)
Sale proceeds on disposal of marketable securities	30.865	28.715
Purchase of marketable securities	(20.356)	(19.974)
Net cash used in investing activities	10.921	(4.210)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	10.001	497
Net cash provided by financing activities	10.001	497
Effect of change in exchange rates on cash	(169)	1.282
Net change in cash and cash equivalents	313	(55.609)
Cash and cash equivalents, beginning of period	9.107	84.062
Cash and cash equivalents, end of period	9.420	28.453

			Intershop Communications AG
			Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders' Equity
(in thousands EUR, except share data)
	Common Stock			Notes	Deferred	Accumulated	Comprehensive	Total Stockholders'	Cumulative Comprehensive
	Shares	Stated Value	APIC	Receivable	Compensation	Deficit	Income (Loss)	Equity	Income (Loss)
Balance, December 31, 1999	84.390.520	16.878	48.169	(141)	(273)	(45.406)	3.637	22.865	(14.716)
Net loss						(38.923)		(38.923)	(38.923)
Foreign currency translation adjustments							1.523	1.523	1.523
Unrealized Gain (Loss) on Available for Sale Security, net	500.000						(3.451)	(3.451)	(3.451)
Private Placement of Common Stock, net	1.675.000	100	38.900					39.000
Issuance of Common Stock for Secondary Offering, net	280.000	335	111.876					112.211
Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted			(56)
Issuance of Common Sock for Acquisitions	882.485	275	22.586					22.861
Exercise of stock options		334	4.635					4.969
Capital Contribution (net of tax)			12.500					12.500
Collections on notes receivables from stockholders				141				141
Amortization of deferred compensation					273			273
Allocation of par value resulting from stock split		70.025	(70.025)
Balance, December 31, 2000	88.003.016	88.003	168.585	-	-	(84.329)	1.709	173.969	(55.567)
Net loss						(131.798)		(131.798)	(131.798)
Foreign currency translation adjustments							837	837	837
Unrealized Gain (Loss) on Available for Sale Security, net							348	348	348
Exercise of stock options	188.306	188	330					518
Appropriation of paid in capital			(155.495)			155.495
Balance, December 31, 2001	88.191.322	88.191	13.420	-	-	(60.632)	2.894	43.874	(186.180)
Net loss (unaudited)						(19.037)		(19.037)	(19.037)
Foreign currency translation adjustments(unaudited)							(31)	(31)	(31)
Unrealized Gain (Loss) on Available for Sale Security, net (unaudited)							(8)	(8)	(8)
Private Placement of Common Stock, net (unaudited)	8.334.000	8.334	1.667					10.001
Balance, June 30, 2002	96.525.322	96.525	15.087	-	-	(79.669)	2.855	34.799	(205.256)